Exhibit 99(a)(5)(g)

Press Contacts:	Jeffrey J. Leebaw	Bill Price
	(732) 524-3350	(732) 524-6623
	(732) 642-6608 (M)	(732) 668-3735 (M)

Investor Contacts:	Louise Mehrotra	Stan Panasewicz
	(732) 524-6491	(732) 524-2524

FOR IMMEDIATE RELEASE

JOHNSON & JOHNSON COMPLETES INITIAL TENDER OFFER FOR
MENTOR CORPORATION WITH 92.9% OF SHARES TENDERED

New Brunswick, N.J. (Jan. 17, 2009) -- Johnson & Johnson (NYSE: JNJ) today announced that the initial tender offer, through its wholly owned subsidiary, Maple Merger Sub, Inc., for all outstanding shares of common stock of Mentor Corporation (NYSE: MNT) expired at 5:00 PM (Eastern time), on Jan.16, 2009, and was not extended.

The depositary for the tender offer has advised Johnson & Johnson that, as of the expiration of the initial tender offer, a total of approximately 31,456,557 shares of Mentor common stock were validly tendered and not withdrawn (including approximately 4,632,228 shares subject to guaranteed delivery procedures), representing approximately 92.9% of the outstanding shares of Mentor common stock.  All shares that were validly tendered and not properly withdrawn during the initial offering period have been accepted for payment.

Johnson & Johnson also announced that it will commence through Maple Merger Sub, Inc., a subsequent offering period to acquire all remaining shares of Mentor common stock, which will begin on Tuesday, Jan. 20, 2009 and expire at 12:00 midnight (Eastern time) on Jan. 22, 2009, unless extended.  Any shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering shareholders will promptly thereafter be paid $31.00 per share, less any required withholding taxes, in cash and without interest, which is the same amount per share that was offered and paid in the initial offering period.  The subsequent offering period enables holders of shares of Mentor common stock who did not tender during the initial offering period to participate in the offer and receive the offer price on an expedited basis rather than waiting until the completion of the merger described below.  Shares tendered during the subsequent offering period cannot be delivered by the guaranteed delivery procedure and may not be withdrawn.  In addition, shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

If, following the expiration of the subsequent offering period, Maple Merger Sub, Inc. owns at least 90% of the shares of Mentor common stock outstanding, the merger will be completed through what is known as a “short-form merger” without a vote or meeting of Mentor’s remaining shareholders.

Upon closing, the transaction is expected to have a dilutive impact to Johnson & Johnson’s 2009 earnings per share of approximately $.03 - $.05.  This amount will be reflected as part of Johnson & Johnson’s earnings guidance, which will be provided on Jan. 20, 2009.

About Johnson & Johnson
Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Mentor Corporation.  Johnson & Johnson and Maple Merger Sub, Inc. have filed a tender offer statement with the Securities and Exchange Commission (“SEC”), and have mailed an offer to purchase, forms of letter of transmittal and related documents to Mentor shareholders.  Mentor has filed with the SEC, and has mailed to Mentor shareholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Mentor are urged to read them carefully.

These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, New York, New York 10038 or by calling toll-free (800) 213-0475 or (800) 445-1790. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, Attn: Corporate Secretary’s Office.

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